Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-285084

FORD INTEREST ADVANTAGE DEMAND NOTES	3.75%*

Enroll, Invest, Earn

If you’re looking for a flexible, convenient way to invest in a liquid investment product and earn an attractive return, Ford Interest Advantage Floating Rate Demand Notes may be right for you.

Ford Interest Advantage (FIA) Demand Notes is a U.S. program that allows individuals to invest in Ford Credit’s unsecured debt and provides the company with low-cost capital to fund operations. For over 40 years, FIA has been an easy way to invest.

Program features include:

o	An attractive interest rate of 3.75%*; minimum investment of $1,000**
o	Fast, secure online enrollment and funding with the FIA mobile app
o	Secure, convenient online management with the all-new FIA mobile app
o	No management fees
o	Unlimited ACH and wire transfers to your external bank account
o	On-demand access to statements and tax forms

Ford employees are eligible to invest via payroll deduction via Life@Ford>My Pay>Ford Interest Advantage Payroll Deduction Activation/Change. Meet the $1,000 minimum balance in 10 months with $100 investment per month.***

To get started, visit Ford Interest Advantage website and read the prospectus before enrolling.

If you have questions, email FCFIA@Ford.com to reach a registered representative or contact our Investor Center at 800-462-2614 for enrollment assistance.

* Rate as of 3/9/2026; Yield of 3.82%;

**Fees will apply if balance falls below this amount.

***Payroll Deductions must start within 30 days of enrollment.

Important Disclosure

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not insured by the Federal Deposit Insurance Corporation, they are not guaranteed by Ford Motor Company, and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This communication does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. Ford Interest Advantage is intended for non-institutional investors only. U.S. citizens and resident aliens with a U.S. Taxpayer ID (i.e., Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note program. The documents may be obtained free of charge through EDGAR on the SEC Website. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.